Exhibit 2

1Q 2022 Earnings Call Supplementary Slides

1Q 2022 Earnings Call Supplementary Slides Safe Harbor This presentation contains forward - looking statements . All statements contained in this presentation other than statements of historical facts, including, without limitation, future financial and business performance for the first quarter 2022 , attractiveness of our product offerings and platform and the value proposition of our products, are forward - looking statements . The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “guide,” “may,” “will” and similar expressions and their negatives are intended to identify forward looking statements . We have based these forward - looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives and financial needs . These forward - looking statements are subject to a number of risks and uncertainties, including, without limitation, risks related to our rapid growth and ability to sustain our revenue growth rate, competition in the markets in which we operate, market growth, our ability to innovate and manage our growth, our ability to expand effectively into new markets, risks that the anticipated benefits of an acquisition may not be fully realized or may take longer to realize than expected, our ability to operate in compliance with applicable laws, as well as other risks and uncertainties set forth in the “Risk Factors” section of our latest Form 20 - F filed with the Securities and Exchange Commission and any subsequent reports that we file with the Securities and Exchange Commission . Moreover, we operate in a very competitive and rapidly changing environment . New risks emerge from time to time . It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make . In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of activity, performance, achievements or events and circumstances reflected in the forward - looking statements will occur . We are under no obligation to update any of these forward - looking statements after the date of this presentation to conform these statements to actual results or revised expectations, except as required by law . You should, therefore, not rely on these forward - looking statements as representing our views as of any date subsequent to the date of this presentation . This presentation also includes certain guidance on non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not as a substitute for or superior to measures of financial performance prepared in accordance with GAAP . There are a number of limitations related to the use of these non - GAAP financial measures versus their nearest GAAP equivalents . For example, other companies may calculate non - GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of the Company’s non - GAAP financial measures as tools for comparison . The Company provides a reconciliation of certain non - GAAP measures to the most directly comparable GAAP measures, which are available in the earnings press release for the relevant period and in the appendix of this presentation . Therefore, please review the information contained in our press release, dated May 2 , 2022 , with respect to our earnings for fiscal year Q 1 2022 (the “Q 1 Press Release”) . The Q 1 Press Release contains additional information regarding our financial outlook and certain non - GAAP metrics and their reconciliations . The information contained in this presentation, or delivered or to be delivered in connection with this presentation, does not constitute an offer, express or implied, or a recommendation to do any transaction, or make any investment, in our securities or in any securities of our affiliates or subsidiaries .

1Q 2022 Earnings Call Supplementary Slides AudioCodes Scale ʙ Reach We are the leading provider of enterprise voice cloud Services 120 Countries 1,000 Employees 65 of Fortune 100 Companies are Customers Microsoft Teams Voice Partner 9 of Fortune Top 10 Global Enterprises # 1

1Q'22 Operational and Customer Highlights

Working with a Tier-1 service provider, signed a 78-month contract with global freight transport company for $5M TCV	audiocodes live
Working with a large SI, signed a contract with global healthcare company for ~3k seats; potential to reach over 50k seats	audiocodes live
AudioCodes ranked #1 Enterprise SBC vendor in 2021 by Omdia	OMDIA
Colt selects AudioCodes to deliver Microsoft Operator Connect	colt
Certified by Microsoft as an Operator Connect Accelerator partner and released updated Live Cloud white-label, multi-tenant SaaS offering for service providers	live Cloud
Launched Live Express, a multitenant SaaS offering, enabling VAR/SI partners to offer Microsoft Teams voice via Direct Routing	liveExpress.

1Q 2022 Earnings Call Supplementary Slides

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1Q 2022 Earnings Call Supplementary Slides 1Q’22 Financial Highlights Total revenues of $66.4M vs. $58.8M in 1Q’21, up 12.8% yoy Service revenues of $27.5M vs. $21.8M in 1Q’21, up 26.2% yoy Non - GAAP Gross Margin of 67.2% * vs. 68.7 % in 1 Q ’ 21 Non - GAAP Operating Margin at 18.0% * vs. 20.4% in 4Q’21 Non - GAAP EPS of $ 0.33 * vs. $ 0.37 in 1 Q ’ 21 Product revenues of $ 38.8 M vs. $ 37.0 M in 1 Q ’ 21 , up 4.9 % yoy * Impacted primarily by higher - than - expected component procurement costs

1Q'22 Business Performance


~85%
Enterprise
~15%
Service Provider/ Other
Enterprise Business
~85%
UCC
~15%
CX + CAI

- Enterprise business grew > 15% yoy
- Microsoft business grew > 25% yoy
- Service provider/ Other business down ~ 10% yoy
- Unified Communications & Collaboration (UCC) grew > 20% yoy
- Customer Experience (CX) down high-single digits % yoy
- Conversational AI (CAI), including Intelligent Virtual Agent (IVA), up 40% yoy

1Q 2022 Earnings Call Supplementary Slides

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1 Q 2022 Earnings Call Supplementary Slides Ongoing Shift to Services Revenue 1Q’22 services revenue grew 26.2% yoy and reached 41.5% of overall revenues, fueled by AudioCodes Live and professional services Services as % of revenues $ 37.6 $37.0 $37.8 $38.6 $ 41.7 $ 38.8 $21.0 $21.8 $ 22.8 $24.8 $24.4 $27.5 $0.0 $25.0 $50.0 $75.0 4Q:20 1Q:21 2Q:21 3Q:21 4Q:21 1Q:22 Products Services $ 58.7 $ 60.6 $63.4 $66.1 $ 58.8 $66.4 35.8% 37.1% 37.6% 39.1% 37.0% 41.5% 30.0% 35.0% 40.0% 45.0% 4Q:20 1Q:21 2Q:21 3Q:21 4Q:21 1Q:22 (USD Millions)

1Q 2022 Earnings Call Supplementary Slides Non - GAAP  Gross Margin 63.7% 68.1% 69.0% 60.0% 65.0% 70.0% 2019 2020 2021 68.7% 69.7% 69.9% 67.6% 67.2% * 60.0% 65.0% 70.0% 75.0% 1Q:21 2Q:21 3Q:21 4Q:21 1Q:22 Mix shift to services contributing to increasing gross margins annually, offset by temporarily elevated supply chain costs in 2022 * Excluding open market component costs of $1.4 million, 1Q’22 non - GAAP gross margin would have been 69.3%

1Q 2022 Earnings Call Supplementary Slides Non - GAAP  Operating Margin Balancing revenue growth with investments to capitalize on significant secular growth opportunities 22.4% 22.4% 21.4% 20.4% 18.0% * 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 1Q:21 2Q:21 3Q:21 4Q:21 1Q:22 14.1% 21.5% 21.6% 10.0% 15.0% 20.0% 25.0% 2019 2020 2021 * Excluding open market components costs of $ 1.4 million, 1 Q ’ 22 non - GAAP operating margin would have been 20 .1%

1Q 2022 Earnings Call Supplementary Slides AudioCodes Live On track to more than double Live ARR in 2022 December 2022 December 2021 December 2020 $ 6.5 $ 15 $30 + $0 $10 $20 $30 $40 (Achieved) (Achieved) (Target) (USD Millions)

1Q 2022 Earnings Call Supplementary Slides ʥʣʥʥ Outlook Revenues (in million) $ 277  -  $ 285 $1.40 - $1.60 Non - GAAP EPS

1Q 2022 Earnings Call Supplementary Slides Three - Year Financial Model And Long - Term Targets 2019 2020 1 Q 22 LONG - TERM TARGETS Revenue growth Non - GAAP Gross margin Non - GAAP OPEX as % of revenues Non - GAAP Operating margin 13.7% 63.7% 49.6% 14.1% 10.2% 68.1% 46.6% 21.5% 12.8% 67.2% * 49.3% 18.0% * 13% - 15% 67% - 70% 47% - 50% 20% - 23% 2021 12.7% 69.0% 47.3% 21.6% * Impacted primarily by higher - than - expected component procurement costs

GAAP to Non-GAAP Reconciliation

	Three months ended March 31, 2022	Three months ended March 31, 2021
	(Unaudited)	
GAAP net income	$ 8,608	$ 9,993
GAAP net earnings per share	$ 0.26	$ 0.29
Cost of revenues:		
Share-based compensation (1)	49	76
Amortization expenses (2)	190	68
	239	144
Research and development, net:		
Share-based compensation (1)	1,159	577
Deferred payments expenses (3)	125	-
	1,284	577
Selling and marketing:		
Share-based compensation (1)	1,439	1,300
	11	6
Deferred payments expenses (3)	125	-
	1,575	1,306
General and administrative:		
Share-based compensation (1)	1,168	1,034
Other Income (4)	(405)	-
	763	1,034
Financial income:		
Exchange rate differences (5)	(720)	(1,530)
Income taxes:		
Deferred tax (6)	(587)	1,219
Non-GAAP net income	$ 11,162	$ 12,743
Non-GAAP diluted net earnings per share	$ 0.33	$ 0.37
Weighted average number of shares used in computing Non-GAAP diluted net earnings per share (in thousands)	**33,783**	**34,598**

(1) Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2) Amortization expenses related to intangible assets.
(3) Expenses related to deferred payments in connection with the acquisition of Callverso Ltd.
(4) Other income related to a payment made to AudioCodes Inc. in connection with the termination of a lease agreement for its offices in New Jersey.
(5) Financial income related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(6) Non-cash deferred tax expenses (income).

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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